Pratt N. Wiley
Direct Line: 617-439-2816
Fax: 617-310-9816
E-mail: pwiley@nutter.com

February 3, 2012

Via EDGAR and Regular Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg, Esq., Staff Attorney

Re:	Pennichuck Corporation

Post-Effective Amendments to Form S-3 Registration Statement

Filed January 27, 2012

Registration Nos. 333-160198 and 333-157905

Ladies/Gentlemen:

On behalf of Pennichuck Corporation (“Pennichuck”), this letter responds to your call on February 1, 2012 relating to Pennichuck’s Post-Effective Amendments to Form S-3 Registration Statements. The comments from that call are summarized below in italics and are followed immediately by Pennichuck’s response.

1. Pennichuck filed an omnibus amendment to Form S-3 Registration Statement removing from registration the securities but unsold under each of registration statement 333-160198 and registration statement 333-157905. Please revise your disclosure such that each post-effective amendment references only one registration statement.

In connection with the preparation of Post-Effective Amendment to Form S-3 Registration Statement, Pennichuck has revised the disclosure such that each post-effective amendment references only one registration statement.

2. Pennichuck filed an omnibus amendment to Form S-3 Registration Statement that failed to state the number of securities registered but unsold under each registration statement. Please revise your disclosure to state the number of securities registered but unsold under each of registration statement 333-160198 and registration statement 333-157905.

In connection with the preparation of Post-Effective Amendment to Form S-3 Registration Statement, Pennichuck has revised the disclosure to state the number of securities registered but unsold under each of registration statement 333-160198 and registration statement 333-157905.

United States Securities and Exchange Commission

February 3, 2012

Please let us know if this resolves the Staff’s comment.

In connection with Pennichuck’s responses to the comment, Pennichuck acknowledges:

•	Pennichuck is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Pennichuck may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (617) 439-2816 if you have any questions regarding the foregoing or require any additional information.

Very truly yours,

Pratt N. Wiley

Enclosure

cc:	Thomas Leonard

Michael K. Krebs, Esq.